Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Traeger, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89269P103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ]    Rule 13d-1(b)
[    ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 89269P103	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons AEA TGP Holdco LP
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 33,519,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,519,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,519,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5%
12	Type of Reporting Person PN

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CUSIP No. 89269P103	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons AEA Fund VI Stockholder Representative Corp.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 33,519,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,519,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,519,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5%
12	Type of Reporting Person CO

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CUSIP No. 89269P103	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons AEA Investors Fund VI LP
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 33,519,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,519,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,519,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5%
12	Type of Reporting Person PN

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CUSIP No. 89269P103	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons AEA Investors Partners VI LP
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 33,519,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,519,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,519,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5%
12	Type of Reporting Person PN

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CUSIP No. 89269P103	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons AEA Management (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 33,519,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,519,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,519,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5%
12	Type of Reporting Person CO

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CUSIP No. 89269P103	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons John L. Garcia
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 33,519,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,519,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,519,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5%
12	Type of Reporting Person IN

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CUSIP No. 89269P103	Schedule 13G	Page 7 of 12

ITEM 1. (a)    Name of Issuer:
Traeger, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

1215 E Wilmington Ave., Suite 200, Salt Lake City, UT 84106
ITEM 2. (a)    Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

AEA TGP Holdco LP
AEA Fund VI Stockholder Representative Corp.
AEA Investors Fund VI LP
AEA Investors Partners VI LP
AEA Management (Cayman) Ltd.
John L. Garcia
(b)Address or Principal Business Office:
The principal business address for each of AEA TGP Holdco LP, AEA Fund VI Stockholder Representative Corp. and Mr. Garcia is c/o AEA Investors LP, 520 Madison Ave., 40th Floor, New York, NY 10022. The principal business address for each of the remaining Reporting Persons is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(c)Citizenship of each Reporting Person is:
Each of AEA TGP Holdco LP and AEA Fund VI Stockholder Representative Corp. is organized under the laws of the State of Delaware. Each of AEA Investors Fund VI LP, AEA Investors Partners VI LP and AEA Management (Cayman) Ltd. is organized under the laws of the Cayman Islands. Mr. Garcia is a citizen of the United Kingdom.
(d)Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).
(e)CUSIP Number:

89269P103
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

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CUSIP No. 89269P103	Schedule 13G	Page 8 of 12

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 117,547,916 shares of Common Stock outstanding as of November 12, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
AEA TGP Holdco LP	33,519,063	28.5%	0	33,519,063	0	33,519,063
AEA Fund VI Stockholder Representative Corp.	33,519,063	28.5%	0	33,519,063	0	33,519,063
AEA Investors Fund VI LP	33,519,063	28.5%	0	33,519,063	0	33,519,063
AEA Investors Partners VI LP	33,519,063	28.5%	0	33,519,063	0	33,519,063
AEA Management (Cayman) Ltd.	33,519,063	28.5%	0	33,519,063	0	33,519,063
John L. Garcia	33,519,063	28.5%	0	33,519,063	0	33,519,063

AEA TGP Holdco LP is the record holder of the shares of Common Stock reported herein. The general partner of AEA TGP Holdco LP is AEA Fund VI Stockholder Representative Corp., which is wholly owned by AEA Investors Fund VI LP, whose general partner is AEA Investors Partners VI LP, whose general partner is AEA Management (Cayman) Ltd. John L. Garcia is the sole stockholder and director of AEA Management (Cayman) Ltd. As a result, each of the Reporting Persons may be deemed to share beneficial ownership over the shares of Common Stock held of record by AEA TGP Holdco LP.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.

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CUSIP No. 89269P103	Schedule 13G	Page 9 of 12

ITEM 10. Certification.
Not applicable.

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CUSIP No. 89269P103	Schedule 13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2022

AEA TGP Holdco LP

By:    AEA Fund VI Stockholder Representative Corp., its general partner
By:    AEA Investors Fund VI LP, its sole stockholder
By:    AEA Investors Partners VI LP, its general partner
By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Fund VI Stockholder Representative Corp.

By:    AEA Investors Fund VI LP, its sole stockholder
By:    AEA Investors Partners VI LP, its general partner
By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Investors Fund VI LP

By:    AEA Investors Partners VI LP, its general partner
By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Investors Partners VI LP

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CUSIP No. 89269P103	Schedule 13G	Page 11 of 12

By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Management (Cayman) Ltd.

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

John L. Garcia

/s/ Barbara L. Burns, as attorney-in-fact

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CUSIP No. 89269P103	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.

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Exhibit 99

JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 10, 2022.

AEA TGP Holdco LP

By:    AEA Fund VI Stockholder Representative Corp., its general partner
By:    AEA Investors Fund VI LP, its sole stockholder
By:    AEA Investors Partners VI LP, its general partner
By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Fund VI Stockholder Representative Corp.

By:    AEA Investors Fund VI LP, its sole stockholder
By:    AEA Investors Partners VI LP, its general partner
By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Investors Fund VI LP

By:    AEA Investors Partners VI LP, its general partner
By:    AEA Management (Cayman) Ltd., its general partner

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By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Investors Partners VI LP

By:    AEA Management (Cayman) Ltd., its general partner

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

AEA Management (Cayman) Ltd.

By:    /s/ Barbara L. Burns
Name:    Barbara L. Burns
Title:     Vice President

John L. Garcia

/s/ Barbara L. Burns, as attorney-in-fact

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